

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 18, 2015

Philip Liu
President and Chief Executive Officer
AuraSource, Inc.
1490 South Price Road, Suite 219
Chandler, AZ 85286

> **Re:** **AuraSource, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 9, 2015**
> **File No. 333-207321**

Dear Mr. Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2015 letter.

General

1. Please provide updated disclosure to reflect your most recent quarterly results. For example, please monitor the requirement to provide updated financial statements with your next amendment. Refer to Rules 3-12 and 8-08 of Regulation S-X.

Plan of Distribution, page 19

2. We note your response to prior comment 3 from our letter to you dated October 30, 2015. However, you continue to refer to the selling stockholder's "pledgee, transferee or other successors in interest as selling stockholders under this Prospectus." Consistent with Section 10.3 of the Equity Purchase Agreement you filed as Exhibit 10.8, please revise the prospectus to clarify that your registration statement only covers sales by the selling stockholder and not by any transferees.

3.   You provided revised disclosure in response to prior comment 5, but you do not include
an explanation or context for your references to "Sections 7.2(e) or 7.2(f)." As
applicable, please further revise to refer to the Equity Purchase Agreement and to provide
context for the disclosure.

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence,
Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources